VIA EDGAR CORRESPONDENCE
August 8, 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	PRA International Form 10-K for fiscal year ended December 31, 2006 File No. 000-51029
Dear Mr. Rosenberg:
     On behalf of our client, PRA International (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filings received by letter dated July 24, 2007. For your convenience, we have set forth each of the Staff’s comments immediately preceding our response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37
1.	Please refer to prior comment one. We continue to believe that you could improve your explanation of changes in direct costs as a percentage of service revenues. While you attribute the favorable variation in this percentage for 2005 to a “particularly high level of efficiency” that increased your operating margin “by approximately $2.4 million over our internal plans,” you do not explain the factors that caused the unfavorable variation in 2006. It appears that each 1% increase in this percentage reduced your margin of service revenues over direct costs by $3 million, which represents approximately 10% of 2006 income from operations. Given the potential significance of variations in this percentage, we continue to believe that you should expand your explanation and quantification of the factors that caused your direct costs as a percentage of service revenues to fluctuate from 48.3% in 2004 to 46.3% in 2005 and to 50.9% in 2006. Please provide this information in a disclosure-type format.

August 8, 2007

Response:

The Company proposes to include the following type of revised disclosure in future filings:

Our direct costs are primarily labor-related charges. They include elements such as salaries, benefits, and incentive compensation for our employees. In addition, we utilize staffing agencies to procure primarily part time individuals to perform work on our contracts. For the years ended December 31, 2004, 2005 and 2006, the labor-related charges were 94%, 97% and 91% of our direct costs, respectively. The cost of labor procured through staffing agencies is included in these percentages and represents 3% or less of total direct costs in each year presented. The remaining direct costs are items such as postage and freight, patient costs, medicine waste and supplies. The total of all these items has historically been less than 10% of total direct cost.

Historically, direct costs have increased with an increase in net service revenues. The relationship between direct costs and net service revenues may vary from historical relationships. Generally, several factors will cause direct costs to decrease as a percentage of net service revenues. Deployment of our billable staff in an optimally efficient manner has the most impact on our ratio of direct cost to service revenue. The most effective deployment of our staff is when they are fully engaged in billable work and are accomplishing contract related activities at a rate that meets or exceeds the targets in our internal budgets. We also seek to optimize our efficiency by performing work using the employee with the lowest cost. Generally, the following factors will cause direct costs to increase as a percentage of net service revenues: our staff are not fully deployed, as is the case when there are unforeseen cancellations or delays, or when our staff are accomplishing tasks at levels of effort that exceed budget, such as rework; and pricing pressure from increased competition.

We achieved a particularly high level of efficiency in 2005 and exceeded our budgeted targets, thus increasing our margin by approximately $2.4 million over our internal plans. This effect did not occur in 2006 or 2004, when our levels of operational efficiency were consistent with our targets. The increase in direct cost percentage in 2006 is primarily related to the acquisition of PBR in July, 2006 which increased direct costs as a percentage of revenues on a full year basis by approximately 1.2%. The remainder of the increase, representing 3.4% of direct costs as a percentage of revenues on a full year basis, is attributable to changes in our contract mix. We anticipate the integration of PBR will increase our direct cost percentage by approximately 1% in future periods. Although we are not able to forecast the effects on direct cost of our ability to optimize our efficiency in deploying our staff to meet our internal operational objectives, we believe that changes in our contract mix will be roughly consistent with our historical experience.

August 8, 2007

     Supplementally, we respectfully submit to the staff that it would not provide meaningful information to investors and is not practicable to describe and quantify the variances which occur within the hundreds of contracts we have in our backlog at any period in time.
Revenue Recognition, page 45
2.	Your response to prior comment four does not adequately describe or quantify in a disclosure-type format the impact on future operating results of “reasonably likely” changes in estimates for direct costs. Please provide this information in a disclosure-type format.
Response:

The company proposes to include the following descriptive disclosure in future filings:

Historically, direct costs have increased with increases in net service revenues. The relationship between direct costs and net service revenues may vary from historical relationships. In recent years the Company has expected that its direct costs will generally represent an amount within a range from 48% to 52% of service revenues. For the 2007 fiscal year, the Company expects that its direct costs as a percentage of revenue will increase to approximately 55% due to the full-year impact of the PBR acquisition, reinstatement of bonus amounts, and increased salary and benefit costs.

Increases in the estimated total direct costs to complete a contract without a corresponding proportional increase to the contract value result in a cumulative adjustment to the amount of revenue recognized in the period the change in estimate is determined.
* * * * *
     We are enclosing a letter from Linda Baddour, Chief Financial Officer of the Company, containing a statement acknowledging the matters requested by the Staff.

August 8, 2007

     If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Alison Keith at (202) 637-1070.

Very truly yours,
/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

cc:	Terrance J. Bieker Linda Baddour PRA International James C. Palumbo PricewaterhouseCoopers LLP